storeboard.com

Innovating Search For Businesses Products, and Services

Investor Presentation

March, 2018

storeboard.com

The Problem: Searching For Products and Services Is Not Efficient

- Information About **Businesses** is **Spread** Across the Internet in a **Multitude of Websites** and Directories Presented in **Different Formats**.

- When Consumers *Search For Businesses*, **Too Much Investigation** Is Required and It Is Difficult to Compare the Various Businesses and the Information They Find In Search Engine Results.

- Consumers Have Limited Filters Available Hindering a Consumer's Ability To Locate Goods and Services.

Typical Business Search - 2018

Search Query: Electrician
New York, New York


ADCO Electrical Corporation
ServiceMagic .com
Yelp
Google
About 43,500,000 Results
NYElectriciansNet .com
J S V Electric
SuperPages .com

Many Popular Search Sites Use A Standard Profile

Because profiles are easy to <u>create</u>, <u>compare</u>, and <u>search</u>.

storeboard.com

This Is Why Consumers Prefer To Search For Travel on Expedia vs. Google:

Google Search Results



Google
hotel honolulu

Expedia Search Results



Expedia
Hotwire
$218
$215
$379
$765
Hear the waves? Just steps to Waikiki Beach
AQUA
PARK SHORE
TAHITI
Discover Paradise

- A wide variety of results requires more searching.
  - Not possible to use search filters.
- Expedia consists of standard profiles for hotels.
- Search Filters can be used to zero in on the "perfect" choice.

A Standard Profile Benefits Businesses and Consumers

Advantages	Website	Standard Profile
Customer's Ability to Navigate Using Filters	**Time Consuming** - Customer Has to Learn Each Individual Website	**Easy** - All Businesses Appear in a Profile That Appears the Same with Slight Variations To Allow For Different Business Types
Sharing Content	Website Content Can Be Viewed Only	All Content Can Be Shared On Major Social Networks
Cost	**Varies** - Limited Free Options	**Free**
Marketing	Requires Outside Expertise and Costs To Connect With Other Businesses and Consumers **"A Website Stands Alone Like an Island"**	Other Businesses and Customers Are Part Of The Platform - There Is a Built In Audience That Can Be Accessed At No Cost **"Storeboard Profiles Are Part of a Broader Community"**
Customer Interaction	**Limited** - Intended for Viewing Only	**Rich Opportunities** For Customers to Share and React in Comments, Email, and Posting
Ability to Update	**Difficult** - Usually Requires Outside Expertise	**Easy** - No Outside Assistance Required

storeboard.com

The Solution: storeboard.com

- **Storeboard's Standard Profile** Showcases and Promotes Business-Friendly Profiles That Encourage *Commerce, Interaction, and Engagement*. ***Everything that can be put in a Website goes into a Profile.***

- A Standard Profile For **Every Business Type** That Incorporates All of The Business's Information and Media Found on a Website.

- Storeboard Has Become a Leading Website Aggregating **Business Data** and **Media.**

Storeboard Business Search - 2017 & Beyond

Search For: Electrician
New York, New York



ADCO Electrical Corporation
K M Electric
A Tech Electric
Star Delta Electrical Inc
A & S Electric Co
A. Davino Electrical
Gallagher Electrical
J S V Electric
storeboard.com
About 6,237 Results
Altman Electric
Al Wes Electric Services
Knight Electrical Services
Noho Lighting and Electrical
Allran Electric of New York

Businesses share their story and media on Storeboard using a standard profile.

facebook	I like donuts
twitter	I'm eating a donut
Instagram	Here's a selfie of me eating a donut
YouTube	Here's a video of me eating a donut
LinkedIn	My skills include donut eating
storeboard.com	**My business sells donuts**

Why Businesses Love Storeboard!

Storeboard Combines Social, Classified, Marketplace, and Directory Websites All Into One.

LinkedIn + craigslist + amazon.com + yp = storeboard.com

Why Consumers Love Storeboard!

More Filters Result In A Better Search Experience:

Businesses, Products, and Media Can Be Search Based on Location, Media, Business Category, and a Myriad of Other Criteria Using Search Filters.

Storeboard's Standard Profile



Metro Shelving Products: NOW THAT IS ONE "SMART TRAY".....and we are not just talking Ohms here! Metro's SmartTray System was designed to minimize PCB handling damage while providing superior ESD protection. See the complete line of trays, carts and accessories. Uncompromising Quality, Superior Performance...You know it can only be...Genuine Metro Products!
http://tinyurl.com/68gc32z
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METRO
sb Premium Member
Featured Member
Images
Videos
Audios
Blogs
Coupons
Smart Tray System
Gowning Bench
PCB Mobile Wire Tray Rack
ESD Conductive Stem Casters
Gallery: Electronics and Cl
1 2 3 4 5 Next »
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Business Description
Metro Shelving Products, a division of Design Team America, Inc., is an authorized Gold Seal Dealer for Genuine Metro Products exclusively. We offer comprehensive product knowledge, special quotations, professional service and specification assistance without handling fees or minimums.
Phone (800) 963-9146
Fax (800) 963-9145
Location Long Beach, California
Storeboard City Long Beach, California | Contact This Member
E-mail info@MetroShelvingProducts.com
Business Categories
Hospital Equipment & Supplies
Storage - Household & Commercial
Laboratory Equipment & Supplies
Medical
Racks
Shelving - Retail
Directory Listing Metro Shelving Products's Directory Listing
Directory Category Shelving | Shelving Network
Years In Business 22 Years
Website http://www.MetroShelvingProducts.com
Social Media Profiles
Twitter
Facebook
Google+
Metro Shelving
metroshelvingproducts
Follow Us On Twitter!
Follow @MetroShelving
775 followers
Like Our Facebook Page!
Metro Shelving Products
Like 50
Like This Profile On Facebook!
Like Share 8
Owner Design Team America, Inc.
Work: (800) 963-9146
info@MetroShelvingProducts.com
Customer Store Manager Dennis
Work: (800) 963-9146
Dennis@MetroShelvingProducts.com
Products Commercial Quality Storage Solutions for the Electronics, Clean Room, Laboratory, Healthcare, Hospitality, Municipal, Retail and Food Service Industries. International Customers | T 001.562.437.2371 USA Territories | T 562.437.2371
Methods Of Payment Visa, American Express, Master Card, Discover

The Most Complete Profile

- Description
- Products
- Images
- Videos
- Blogs
- Promotions
- Services
- Events
- PDFs
- Menus
- Social Links
- Raves

Freemium Features

- Increased Visibility
- Member Reviews
- Who Viewed My Profile?
- Chat
- Conferencing

Premium Features

- Marketing Solutions
- Vendor Solutions
- E-Commerce Solutions

350,000 budget-conscious small businesses worldwide have used Storeboard to …



showcase their products using images, audio, video, blogs



track the popularity of all multimedia content they upload



share all content on 300+ social media sites with a single click



make online connections with other businesses

…all from one site, without needing technical expertise, and all for FREE.



…in order to share business updates…


The Spot SEO: The Spot SEO Has Added An Image: Expert Internet Marketing Services.
Like · Comment · Share · Repost · Share On Other Sites · 6 Hours, 52 Minutes Ago
Write A Comment!
The Spot SEO: Check Out The Spot SEO's Image: The Spot SEO.
Like · Comment · Share · Repost · Share On Other Sites · 6 Hours, 56 Minutes Ago
Write A Comment!

Internet marketing service provider based in West Covina, CA.

Update feed posting visible to all members on Storeboard, and will remain searchable forever.

...showcase their products...

Boutique gift basket retailer with founder based in Queens, New York.

Profile directly linked to other social media channels for greater visibility.



storeboard.com
New York | San Francisco | New York | United States
Indicium Digital, LLC | Upgrade | Contact Us | Log Out
Micro SEO - It's Time To Drive Traffic To Your Media Pages!
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Specialty Gifts by La Bella Baskets: 1000 gifts in my gift shop! Personalized & Engraved Gifts, Gift Baskets, Cookie Bouquets, NEW Sterling Silver Charm Bracelets, Plantable Greeting Cards, and Candles TAKE A PEAK!
http://www.specialtygifts.biz
2 Hours, 12 Minutes Ago · Like · Comment · Share · Repost
Deal: ***YES*** FREE La Bella Baskets Annual Saver Club Membership! Membership gets 20% off all gift items for ENTIRE YEAR, 24/7! Why Pay Retail? Contact for Details Visit: www.specialtygifts.biz
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Images 0
Videos 0
Audios 0
Blogs 0
Coupons 0
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Products 31
Classifieds
Friends 32
Links
Board
Specialty Gifts by La Bella Baskets's Products
Be Mine Spa
$119.99
Beer My Valentine
Bling Tumbler
$29.99
Food & Beverages
Breakfast in Bed
$69.99
Cooking & Baking Needs
Chocolate and Delicious
$24.99
Desserts & Sweets
Cookie Bloom Cookie Bouquet
$46.99
Bread & Bakery Goods
Feel Better Soon Cookie Gift Box
$46.99
Bread & Bakery Goods
Fitness Fun Tote
$24.99
Women's Handbags & Bags
Accountants



Website
http://www.specialtygifts.biz
Social Media Profiles
Carol Delli Carpini
Pinterest
Like Our Facebook Page!
Specialty Gifts by La Bella Baskets
Like
618

Showcasing **31** products with images, audio and video.

…receive customer feedback…

Handyman service headquartered in Richmond, VA


storeboard.com
New York | San Francisco | New York | United States
Indicium Digital, LLC | Upgrade | Contact Us | Log Out
Micro SEO - It's Time To Drive Traffic To Your Media Pages!
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What Are You Looking For?
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Superstars
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Premium Members
Power Member
Bubbas Handyman Service: HVAC, Plumbing, Appliance, Carpentry, Roofing, Siding, Gutter, Shutter, Drywall, Painting, Masonry, Flooring, Handyman, Vents, Duct, Cleaning, Drain, Clog, Leak, Water Heater, Faucet, Toilet, Shower, Pipe, Bathtub, Sink, Debris Removal, Tree Removal, Furniture Assembly, Shelving, Siding, Flashing, Hand Railing, Grab Bar, Security Bars, Play Set, Turn Key, Make Ready, Exhaust Fan, Ceiling Fan, Foundation, Waterproofing, Window, Door, Frame, Power Washing, Lighting, Vapor Barrier, Bollards, Mold Remediation, Ramps,
1 Day, 7 Hours Ago · Like · Comment · Share · Repost
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Deal: $55.00 Service and Diagnostic Fee! (thats a 20.00 savings). Must present coupon to recieve discount. Bubbas Handyman Service (804) 329-2525 www.bubbashandymanservice.net Your One Stop Shop!
Images Videos Audios Blogs Coupons
Profile Raves 44 Services Classifieds Friends Links Board Products
Bubbas Handyman Service's Raves
Art Als
Omaha, Nebraska
December 26, 2014
Great Service
★★★★★
Quality service at it's finest!
D&D Taking Out The Trash,LLC
Orem, Utah
December 28, 2012
Great service
★★★★☆
What a needed service.
1st Class Heat and Air
Plano, Texas
September 18, 2012
Whose Handy?
★★★★★
Bubbas...........The top choice for handyman service.

44 customer reviews or "raves"

...publish thought leadership...

Hardwood flooring service provider based in Calgary, Canada.


Why Using Engineered Hardwood Flooring in Toronto Homes is Ideal
Posted April 1, 2013 @ 8:09 am
Subscribe • View Portfolio • Follow • Add Friend • Share • Tweet • Facebook Share • QR Code • Like 0
Using engineered hardwood flooring in Toronto area homes is definitely the ideal choice. Whether you are upgrading your current home or building a new house, installing hardwood floors has many benefits. The benefits go beyond aesthetics and practicality. Hardwood flooring is more affordable than it has ever been, and it is one of the most environmentally friendly products you can use in your home. Read on to find out why more and more homeowners are fitting their houses, cabins, and condominiums with engineered hardwood flooring in Toronto.
Why Engineered Hardwood and Not Carpet?
ring as it can react to temperature changes, and
can absorb moisture from the air, and if not fitted
nsightly and expensive mess. This happens occasionally
s, but engineered hardwood eliminates this threat.
at are manufactured by laminating smaller strips of wood
wood from shrinking and warping as it is resistant to
tain, and is virtually resistant to mold and mildew if it is
ther hand, even if vacuumed regularly can develop a build
spiratory ailment. Mold, mildew, mites, and animal dander
s environmentally friendly as you may think.
ture carpet are quite toxic, to your home, and the
in Toronto homes is definitely an environmentally
conscious choice, as wood is one of our most sustainable and renewable resources. This is largely due to the wonderful reforesting projects that have seen more hardwood produced annually than harvested on an annual basis.
In general you can buy hardwood flooring for between $7 and $12 per square foot, but you can find deals on discontinued lines for as little as $1or $2 per square foot. The price of course depends very much on the type of wood used, but there are many discount promotions available, and they should definitely be looked into when considering hardwood flooring and installation in Toronto.
The further in advance you plan, the more time you'll have available to select the very best quality engineered hardwood flooring in Toronto, and at a price that meets your budget to boot.
Elizabeth Eisenhower recommends Hardwood Flooring Stores for engineered hardwood flooring in Toronto. Find affordable, quality hardwood and flooring options in many species of wood, colors and widths.
Author:
Elizabeth Eisenhower
Viewed:
31,573 Views
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Since 1977 HARDWOOD FLOORING
Elizabeth's Blog
Posted By: Elizabeth's Blog
Storeboard City: Calgary, Canada
Phone: 6479329304
Description: for you and your family
Website: http://hfsliquidators.com
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Blog has received **31,500+** views and can be shared via numerous social media

...join and contribute to online interest groups...


California Business Networking Group Members (419)
Go To Group
Member
Business Type
Media
Friend
Robin Elsenrath
San Francisco, California
Community Member
Add Friend
Internet Marketing
Community Member
Clothing
Not Assigned
Advertising
Taxi and Limousine
San Diego, California
Instant Lawyer Access
San Diego, California
Attorneys
Century 21 Wright
Temecula, California
Realtors
Kojo Jantuah
San Francisco, California
Community Member
Windermere Real Estate
Redding, California
Realtors
Sierra Gold Realty
Bakersfield, California
Realtors
California News and Business Information
Los Angeles, California
Social Media
KB Gold Partners
Salinas, California
Gold and Silver
Coldwell Banker Residential
Los Angeles, California
Realtors
Shadab Khan
Milpitas, California
Community Member
California Business Networking Group
Create A Group | Storeboard Groups
The California Business Networking Group is committed to increasing business among its Members. The Group will try and help increase revenues for its Group Members by generating referrals and leads. The Group will also seek to foster business relationships and alliances between the Members.
Join Group
Start A New Discussion | Invite Friends To Join This Group
Administrator: Business Networking Group
419 Members | Public
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California Business Networking Group with **419** members including:

- attorneys
- limousine operators
- realtors
- travel agents
- publishers
- restaurants
- software developers
- movers

...etc.

…and form business relationships.

Shelving products provider based in Long Beach, CA with **3,800+** followers.


storeboard.com
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Members
What Are You Looking For?
Search!
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METRO
Sb Premium Member
Featured Member
Metro Shelving Products: AVAILABLE in 18", 21" and 24" shelf depths and a multitude of lengths. MetroMax Q Starter & Add-On shelving units are ideal for long runs. Save time and money by eliminating adjacent posts and replacing with "S" Hooks. The removable open grid polymer shelf mats are easy to clean by hand or commercial washer. All shelf mats, posts and touch points have built-in Microban antimicrobial product protection with a 15 year warranty against corrosion. Genuine Metro Products....Storage Solutions for the 21st century! http://tinyurl.com/c85pe5z
24 Hours, 57 Minutes Ago · Like · Comment · Share · Repost
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Many of which are natural customers of Metro's commercial and consumer products.

General Contractor
Houston, TX

Interior Designer
Chennai, India

Building on Storeboard's profile, Storeboard has developed applications for…


SHOPPING
MALL

Shopping Centers, who can augment their physical presence with a vibrant online community with multimedia product showcases, promotions, and buyer reviews. All shopping center businesses automatically become part of the Storeboard network, further driving adoption and traction.



Directories, who can license Storeboard's technology to transform their static websites into social-media enabled networks that benefit their member companies. All directory companies automatically become part of the Storeboard network, further driving adoption and traction.

16 licensing deals closed in 2014



Advertisers, who can promote their clients using targeted ads on Storeboard.com, where they will be viewed by Storeboard's large and active community. Storeboard's detailed profiles of member businesses will allow advertisers to reach their intended audience with great precision.

Storeboard Applications

Providing New and Interesting Ways To Search

"Step Inside The Store" and Shopping Center Solutions"


Grand Central Terminal
Home | Videos | Blogs | Images | Products | Deals
Location:
89 E 42nd Street
New York, New York 10017
Telephone:
(212) 340-3404 - Event Planning
(212) 340-2583 - Station Master's Office
Internet:
Twitter
Website
Pinterest
Facebook
WEST
EAST
Michael Jordan's The Steakhouse N.Y.C
Phone: (212) 655-2300
The steakhouse is known for both its selection of perfectly charred steaks, pristine seafood, lush desserts and classic dishes. ...
Click For More
TICKETS
VANDERBILT HALL
42ND STREET
VANDERBILT AVENUE
LEXINGTON AVENUE
LOWER LEVEL
DINING CONCOURSE

Business Organization Platform

SOUTHEAST FLORIDA CHAMBER of COMMERCE

Power Industry Directories

LOBOS SERVICES

COAL Preparation Directory & Handbook

ROCK PRODUCTS

Publisher Tools

SuperCoups

USA TODAY

OVERNIGHT PRINTS

"Step Inside The Store" allows consumers to view the actual inside of a store and order products.


STEP INSIDE THE STORE
Invite your customer to virtually stroll through your store with a fun, interactive map.
APPAREL DEPT.
WOMEN'S CLOTHES
LONG SLEEVE T
This jewel neck stretch t-shirt has a feminine fit with skinny sleeves. Fabric is 95/5 Cotton/Spandex Jersey Knit.
PRICE: $19.99
BUY NOW
LEARN MORE
MAKE YOUR STORE LIVE • SELL MORE PRODUCTS • EARN MORE MONEY

Consumers can view actual images of the inside of stores, view media, and purchase products that have been tagged.

storeboard.com

Virtual Stores and Shopping Centers Can Be Hosted On Storeboard



Aldi
3.9
Grocery Store
MAP
STREET
RAVES
SHARE
"Produce Grown with Sunshine and Savings!"
(954) 437-0655
aldi.us
244 SW 184th Ave
Pembroke Pines, FL 33029
Open today: 9:00AM - 9:00PM
Views: 3,000
Aldi
United States > Florida > Broward > Pembroke Pines > Pines Blvd > Aldi
PROFILE
PRODUCTS
IMAGES
VIDEOS
BLOGS
DEALS
Search entire store here...
SEARCH
VIEW CART
CHECKOUT
1 Beer Wine Spirits
2 Bakery
3 Dairy
4 Deli
5 Fresh Meat
6 Cleaning
7 Pets
8 Tea Coffee Spreads
9 Pantry
10 Fruit & Veg
11 Frozen
12 Household
SPECIAL BUYS
Registers
Packing Shelf
Entry

storeboard.com

storeboard.com

Storeboard's Shopping Center and Mall Application


storeboard.com
San Francisco | California | United States
Dashboard | Directory | Marketplace | Classifieds | Members | Videos | Blogs | Images | Audios | Coupons | Deals | Groups | Forums | Locations
Control Panel
Categories
Grand Central Terminal
Home Videos Blogs Images Deals
Fine Restaurants & Cocktail Lounges
Casual Dining
Retail Shops
Specialty Foods
Grand Central Market
Services
LOS MEJORES ZAPATOS

- Consumers Can Search Products, Videos, Blogs, and Images Using Storeboard's Mall and Directory Platform.
- Consumers Can Search Stores, View Inside Stores, View Products on Store Shelves, and Place Orders Online.
- Shops Will Be Able To Promote Specials Using Push Button Notifications to Consumers Who Are Located in or Near the Mall Driving Sales to Their Stores.
- This Platform Can Be Marketed Directly to Businesses or Mall and Shopping Center Owners.

storeboard.com

Storeboard Combines Navigation and Search - You Can Even View Conversations!



VIA RODEO
N. RODEO DR
Rodeo Drive
Beverly Hills, CA
MAP
STREET
RAVES
SHARE
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Raves
"Most of their products are solid colored polos."
"Most of their products are solid colored polos."
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Rodeo Drive
United States > California > Los Angeles > Beverly Hills > Rodeo Drive
PROFILE
PRODUCTS
IMAGES
VIDEOS
BLOGS
DEALS
Drew Thomas
Does anyone know where the Lacoste outlet is?
Allison Perez
Check out our specials today on men's suits.
Frette
Found a great deal here on a small black wallet - on sale for $119.00
LACOSTE
Google
Listings
MORE
Xpress Movers
5.0 (90)
29 Candlelight Drive
Swannanoa, North Carolina
Map It
(828) 545-3754
Xpress Movers
5.0 (90)
29 Candlelight Drive
Swannanoa, North Carolina
Map It
(828) 545-3754
Xpress Movers
5.0 (90)
29 Candlelight Drive
Swannanoa, North Carolina
Map It
(828) 545-3754

storeboard.com

Storeboard Has Licensed Its Software Converting Traditional Business Directories Into Vibrant Social Directories.

The Petroleum Industry


LOBOS SERVICES
Marketplace | Classifieds | Members | Videos | Blogs | Images | Audios | Promotions | Groups | Locations
Search Lobos
Products and Services
Manufacturer's Brand
Company Name
Search
Lobos Directory Is Now Social!
Lobos Industrial Directories
Find, Connect, Share, and Succeed All with ONE Trusted Tool!
Join Now!
Order Your's Today!
You Can Do It All On Lobos!
Make New Connections!
In The News
Member Testimonials
14 Ideas to Promote your Business
E-mail
Phone
Address

The Coal Industry


COAL
Marketplace | Classifieds | Members | Videos | Blogs | Images | Audios | Deals | Groups | Locations
Search Coal Prep
Products and Services
Company Name
Search
Coal Preparation Directory Is Now Social!
Coal Preparation Directory
Find, Connect & Share All From ONE Trusted Source
Join Now!
Order Your's Today!
You Can Do It All On CoalPrep!
Make New Friends!
Member Testimonials
Small Business
PRWeb.com
Press Releases: Powerful Marketing Register Free, Today!

Market Opportunity

There are more than 150 million businesses with less than 250 employees worldwide. There are more than 22 million businesses with less than 500 employees in the United States.

- *World Bank / IFC* & *U.S. Census*

The Internet is the fastest growing advertising medium in the world; will grow 10.7% annually through 2018.

- *PWC*

84% of small and medium businesses would like to do their Internet marketing themselves.

- *BrightLocal*

Storeboard's History

- In 2009, Storeboard Was Conceived By David Waller, An Attorney and Former Real Estate Developer.

- While Renovating Large Multi-Family Complexes Throughout The United States, Waller Grew Frustrated With How Difficult It Was to Find Businesses to Renovate His Properties.

- This Is Because Business information Is Now Spread Across a Multitude of Online Business Directories and Google Does Not Render Complete Search Results.

- He Began to Realize That In This Modern Age of Internet, It Should Be Easier For Consumers to Find and Learn About Businesses and Products They Need. Similarly, It Should Be Easier and Free For Businesses to Post Their Products and Services Online.

Since launching in March 2011, over 380,000 profiles have been created on Storeboard…



Subscriptions
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
77% Y/Y
92% Y/Y
52% Y/Y
116,826
224,289
383,425
Feb Apr Jun Aug Oct Dec
2012
2013
2014
2015
2016
2017
2018

Storeboard Is Used Worldwide and Can Become a Dominant Global Site (240+ Countries, Islands, and Territories).


United Kingdom
20,300 members
India
21,500 members
United States
260,000 members
Rest of World
32,500 members
Australia
15,700 members

Revenue Sources

- Licensing Services - Storeboard has Developed Applications for Business Directories and Shopping Centers.
- Premium Packages - Storeboard Offers Premium Packages To Its Businesses. These Offers Can Be Expanded and Promoted To Storeboard's Members and Businesses. Premium Packages Can Be Sold in Conjunction With Print Advertising In Storeboard In Print.
- Social Media Services - Including Media Posting, Design, Profile Placements
- Product Sales – Storeboard will expand its marketplace similar to Amazon.
- Targeted Advertising - That Can Be Delivered According To Business Type, Geographic Area, and Other Demographics Similar to Google and Facebook. Ads Can Be Sold on a Pay Per Click Basis or By Impressions.
- Affiliate Sales and Joint Ventures – Cross Promotions with Banks, Printers, Suppliers and Service Providers Aimed at Small Business. Target Companies Include Regus, Staples, Chase Bank, and UPS.



Use of Proceeds for Minimum Raise

The following represents an approximate breakdown of how the proceeds will be allocated if the minimum amount is raised:



Graphic Design
4.0%
Wefunder Fees
5.0%
Profesional Fees
5.0%
Advertising and Marketing
7.0%
Working Capital Reserve
10.0%
Fundraising
10.0%
Software Development
38.0%
Servers
21.0%

Use of Proceeds for Maximum Raise

The following represents an approximate breakdown of how the proceeds will be allocated if the maximum amount is raised:



Travel
3.0%
Public Relations
3.0%
Graphic Design
4.0%
Wefunder Fees
5.0%
Profesional Fees
5.0%
Fundraising
6.0%
Working Capital Reserve
8.0%
Advertising and Marketing
8.0%
Software Development
39.0%
Servers
19.0%

The Team



David S. Waller, Founder & CEO

Conceived, designed, and implemented all aspects of Storeboard since inception. Built 350 person real estate group with geographic footprint covering 7 U.S. states. J.D. Cum Laude and B.A. in Poli. Sci. with Honors from Columbia University.



Niroshan Santhiramohan, CTO

Chief technology officer, skilled in application development, architecture, and analysis. Strong industry knowledge in Financial (Mutual Funds), Banking, and Information Technology. Wealth of experience researching and developing web based applications using Microsoft technologies. Personable leader and colleague.



Cesar Garcia, Operations Assistant

Industrial Engineering Student at Universidad del Norte, Colombia. Enrolled in Product Manager, SEO, and programing online courses. Experience as logistic planner on various events, Customer Service in a travel agency and participated with many local foundations.



Alicia Varga, Operations Assistant

Experience in web design, development, hosting, and maintenance. UI/UX design. Well versed in eCommerce website development and working with Magento more than any other content management system.



John Fanning, Advisor

Founding Chairman and CEO of Napster, the world's first major Internet file-sharing service. Chairman at NetCapital, an advisor to entrepreneurs, angel investors/venture capitalists, and early-stage experts.



Joe Abrams, Advisor

Co-founded Intermix, parent company of MySpace, which was sold to News Corp. in 2005 for $580 million. Founder of Software ToolWorks, sold to Pearson PLC in in 1994 for $462 million.